UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42182

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PS International Group Ltd.

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Units 1703, 17/F

First Group Centre

23 Wang Chiu Road, Kowloon Bay

Kowloon, Hong Kong

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

PS International Group Ltd. is filing this Report on Form 6-K to provide its proxy statement and notice of an extraordinary meeting of shareholders.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Extraordinary General Meeting of Shareholders of the Company

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.
	By:	/s/ Man Kiu Chan
	Name:	Man Kiu Chan
	Title:	Chief Financial Officer

Date: July 22, 2026

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